Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

of Valero Energy Corporation and subsidiaries:

We consent to the incorporation by reference in the registration statement on Form S-8 of Valero Energy Corporation and subsidiaries (the “Form S-8”), of our reports dated March 1, 2006, with respect to the consolidated balance sheets of Valero Energy Corporation and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders’ equity, cash flows, and comprehensive income for the years then ended, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 and the effectiveness of internal control over financial reporting as of December 31, 2005, and to the reference to our firm under the heading “Experts” in the Form S-8.

/s/ KPMG LLP

San Antonio, Texas

August 3, 2006